KWESST Micro Systems Inc.
155 Terence Matthews Crescent
Unit #1, Ottawa, Ontario, K2M 2A8

November 18, 2022

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Jan Woo Patrick Faller Melissa Kindelan Christine Dietz

Re: Request for Acceleration - KWESST Micro Systems Inc.

Registration Statement on Form F-1

(SEC File No. 333-266897)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the United States Securities Act of 1933, as amended, KWESST Micro Systems Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (File No. 333-266897), and permit said Registration Statement to become effective at 5:00 p.m. Eastern Time on November 22, 2022, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

KWESST MICRO SYSTEMS INC.

/s/ Steve Archambault

Steve Archambault

Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP